Exhibit 99.1

NICE Reports Record Revenues and EPS for the Fourth Quarter and Full Year 2013

Fourth Quarter Non-GAAP Revenues Increased 13%
Company Announces Additional $100 Million Stock Repurchase Program

Ra’anana, Israel, February 5, 2014 - NICE Systems (NASDAQ: NICE) today announced results for the fourth quarter and full year ended December 31, 2013.

Fourth Quarter 2013 non-GAAP Financial Highlights:
•     Record revenues of $271 million, up 13% year-over-year
•     Record operating income of $54 million; operating margin of 19.8%
•     Record fully diluted earnings per share of $0.75
•     Cash from operations $47 million

Full Year 2013 non-GAAP Financial Highlights:
•     Records revenues of $951 million, increase of 7% year-over-year
•     Record fully diluted earnings per share of $2.58
•     Bookings surpassed $1 billion
•     Cash from ongoing operating activities of $155 million

“We are pleased with the results for 2013, and with the very strong finish to the year in both bookings and revenues, which was driven by continued market demand and the growth of our analytics based advanced applications. We reported revenue growth in all business segments and geographies for both the fourth quarter and full year and we achieved our bookings target for the year, crossing $1 billion in bookings for the first time in our history,” said Zeevi Bregman, President and CEO of NICE Systems.

Mr. Bregman continued, “Increased innovation in 2013 resulted in the launch of new products and technologies to help provide our customers with the capabilities to better operationalize Big Data and transform their businesses.  Many of these products have already achieved initial success in the market, including our internally developed, cloud based and industry leading Customer Engagement Analytics Platform, which is a major milestone in the evolution of our business offering.  With our analytics based advanced applications, real-time solutions, cross channel analytics, and our solutions that support the full life cycle of an event, we are providing our customers with the tools they need to help them become more operationally efficient, compliant, customer focused, performance and revenue driven and security aware. As we enter 2014, we expect another year of profitable growth driven by strong market demand for our products and technology and a healthy backlog and sales pipeline.”

Dividend Declaration

The company announced that its Board of Directors declared a cash dividend for the fourth quarter of 2013 of $0.16 per share. The record date will be February 18, 2014 and the payment date will be March 4, 2014. Tax will be withheld at a rate of 15%.

Share Repurchase Program

In January 2014, the company nearly completed its $100 million share repurchase program that was announced in late 2012. The Company announced that its Board of Directors has authorized a new program to repurchase up to $100 million of its issued and outstanding ordinary shares and ADRs. Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations. The program does not obligate the Company to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice.

Non-GAAP Financial Highlights for the fourth Quarter and Full Year Ended December 31:

Revenues: Fourth quarter 2013 non-GAAP total revenues were a record $271.0 million, up 13.1% from $239.5 million for the fourth quarter of 2012. Non-GAAP total revenues for the full year 2013 increased 6.6% to $951.0 million compared to $892.3 million for the full year 2012.

Gross Profit: Fourth quarter 2013 non-GAAP gross profit and non-GAAP gross margin were $180.1 million and 66.5%, respectively, compared to $162.2 million and 67.7%, respectively, for the fourth quarter of 2012. Full year 2013 non-GAAP gross profit and non-GAAP gross margin increased to $632.4 million and 66.5%, respectively, compared to $590.0 million and 66.1%, respectively, for the same period last year.

Operating Income: Fourth quarter 2013 non-GAAP operating income and non-GAAP operating margin were $53.6 million and 19.8%, respectively, compared to $47.5 million and 19.8%, respectively, for the fourth quarter of 2012. Full year 2013 non-GAAP operating income and non-GAAP operating margin increased to $183.2 million and 19.3%, respectively, compared to $169.7 million and 19.0%, respectively, for the full year 2012.

Net Income: Fourth quarter 2013 non-GAAP net income and non-GAAP net margin were $46.2 million and 17.0%, respectively, compared to $43.2 million and 18.0%, respectively, for the fourth quarter of 2012. Full year 2013 non-GAAP net income and non-GAAP net margin were $159.5 million and 16.8%, respectively, compared to $154.1 million and 17.3%, respectively, for the same period last year.

Fully Diluted Earnings Per Share: Fourth quarter 2013 non-GAAP fully diluted earnings per share increased to a record $0.75, up 7.1% compared to $0.70 for the fourth quarter of 2012. Full year 2013 non-GAAP fully diluted earnings per share increased to $2.58, up 4.0% from $2.48 for the full year 2012.

GAAP Financial Highlights for the fourth Quarter and Full Year Ended December 31:

Revenues: Fourth quarter 2013 total revenues increased 13.7% to $270.2 million compared to $237.7 million for the fourth quarter of 2012. Full year 2013 total revenues increased 8.0% to $949.3 million compared to $879.0 million for the full year 2012.

Gross Profit: Fourth quarter 2013 gross profit and gross margin were to $167.7 million and 62.1%, respectively, compared to $149.0 million and 62.7%, respectively, for the fourth quarter of 2012. Full year 2013 gross profit and gross margin increased to $584.3 million and 61.6%, respectively, from $527.8 million and 60.0%, respectively, for the same period last year.

Operating Income: Fourth quarter 2013 operating income and operating margin increased to $26.0 million and 9.6%, respectively, compared to $18.7 million and 7.9%, respectively, for the fourth quarter of 2012. Full year 2013 operating income and operating margin were $79.8 million and 8.4%, respectively, compared with $45.6 million and 5.2%, respectively, for the full year 2012.

Net Income: : Fourth quarter 2013 net income and net margin were $24.2 million and 9.0%, respectively, compared to $32.1 million and 13.5%, respectively, for the fourth quarter of 2012. Full year 2013 net income and net margin were $55.3 million and 5.8%, respectively, compared to $67.9 million and 7.7%, respectively, for the full year 2012.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the fourth quarter of 2013 was $0.39 compared to $0.52 for the fourth quarter of 2012. Fully diluted earnings per share for the full year 2013 were $0.89 compared to $1.09 for the full year 2012.

Operating Cash Flow and Cash Balance: Fourth quarter 2013 operating cash flow was $46.6 million. Full year cash from operation reached $124.3 million including a cash payment of $30.9 million associated with the one-time tax payment made in September. Excluding this payment, cash flow from operations reached $155.2 million, compared to $135.6 million dollars in 2012. In the fourth quarter, $39.9 million was used for share repurchases and $9.7 million for dividends. As of December 31, 2013, total cash and cash equivalents, short term investments and marketable securities were $443.2 million, with no debt.

First Quarter and Full Year 2014 Guidance:

First Quarter 2014: First quarter 2014 non-GAAP total revenues are expected to be in a range of $230 million to $240 million. First quarter 2014 non-GAAP fully diluted earnings per share are expected to be in a range of $0.58 to $0.63.

Full Year 2014: Full year 2014 non-GAAP total revenues are expected to be in a range of $1,010 million to $1,035 million. Full year 2014 non-GAAP fully diluted earnings per share are expected to be in a range of $2.73 to $2.85.

The EPS guidance for the first quarter and full year 2014 takes into consideration the impact of the recent change in tax legislation in Israel, that increases the effective tax rate on the company from 15% in 2013 to an expected 18%-19% in 2014. This increase in the effective tax rate has a negative impact on 2014 expected earnings of approximately 10 cents per share.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, February 5th, 2014 at 8:30 AM EDT, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-311-600, United Kingdom 0-800-678-1161, Israel 1-809-242-041. The Passcode is 413 087 56.  Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 2 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 35981548.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, restructuring expenses, share-based compensation, settlements and related expenses, certain business combination accounting entries, tax settlement and "trapped profits" release and tax adjustments re Non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The intangible assets created in the acquisitions of Merced are preliminary and subject to further review and completion of valuation analyses.

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn, +972 9 775-3798, ir@nice.com, CET

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$116,663	$100,160	$377,558	$369,381
Services	153,556	137,525	571,726	509,631
Total revenue	270,219	237,685	949,284	879,012

Cost of revenue:
Product	32,687	29,257	117,833	122,917
Services	69,847	59,455	247,115	228,306
Total cost of revenue	102,534	88,712	364,948	351,223

Gross profit	167,685	148,973	584,336	527,789

Operating Expenses:
Research and development, net	38,966	32,477	136,563	121,387
Selling and marketing	71,839	65,049	248,618	230,162
General and administrative	23,838	24,485	88,304	96,134
Amortization of acquired intangible assets	6,705	8,226	30,571	32,590
Restructuring expenses	316	-	527	1,884
Total operating expenses	141,664	130,237	504,583	482,157

Operating income	26,021	18,736	79,753	45,632

Finance and other income, net	917	2,133	3,927	8,268

Income before taxes on income	26,938	20,869	83,680	53,900
Taxes on income (tax benefit)	2,722	(11,261)	28,405	(13,994)

Net income	$24,216	$32,130	$55,275	$67,894

Basic earnings per share	$0.40	$0.53	$0.92	$1.11

Diluted earnings per share	$0.39	$0.52	$0.89	$1.09

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	60,315	60,303	60,388	60,905
Diluted earnings per share	61,757	61,483	61,830	62,261

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2013	2012	2013	2012
GAAP revenues	$270,219	$237,685	$949,284	$879,012
Valuation adjustment on acquired deferred product revenue	349	50	466	3,980
Valuation adjustment on acquired deferred service revenue	389	1,815	1,221	9,317
Non-GAAP revenues	$270,957	$239,550	$950,971	$892,309

GAAP cost of revenue	$102,534	$88,712	$364,948	$351,223
Amortization of acquired intangible assets on cost of product	(9,243)	(9,395)	(37,452)	(40,948)
Amortization of acquired intangible assets on cost of services	(977)	(1,026)	(3,924)	(3,760)
Valuation adjustment on acquired deferred cost of services	-	9	18	116
Cost of product revenue adjustment (1,2,4)	(176)	(225)	(582)	(561)
Cost of services revenue adjustment (1,2,3,4)	(1,300)	(707)	(4,409)	(3,719)
Non-GAAP cost of revenue	$90,838	$77,368	$318,599	$302,351

GAAP gross profit	$167,685	$148,973	$584,336	$527,789
Gross profit adjustments	12,434	13,209	48,036	62,169
Non-GAAP gross profit	$180,119	$162,182	$632,372	$589,958

GAAP operating expenses	$141,664	$130,237	$504,583	$482,157
Research and development (1,2,3)	(1,153)	(768)	(3,093)	(3,420)
Sales and marketing (1,2,3)	(3,919)	(4,046)	(10,984)	(10,118)
General and administrative (1,2,3)	(2,599)	(1,996)	(8,627)	(8,793)
Amortization of acquired intangible assets	(6,705)	(8,226)	(30,571)	(32,590)
Acquisition related expenses (4)	-	(498)	(1,091)	(4,846)
Settlement and related expenses	(497)	-	(497)	(267)
Restructuring expenses	(316)	-	(527)	(1,884)
Non-GAAP operating expenses	$126,475	$114,703	$449,193	$420,239

GAAP finance & other income, net	$917	$2,133	$3,927	$8,268
Acquisition related expenses (4)	-	-	126	-
Non-GAAP finance & other income, net	$917	$2,133	$4,053	$8,268

GAAP taxes on income (tax benefit)	$2,722	$(11,261)	$28,405	$(13,994)
"Trapped profits" one time payment and tax settlement	-	-	(19,189)	-
Tax adjustments re non-GAAP adjustments	5,661	17,723	18,511	37,868
Non-GAAP taxes on income	$8,383	$6,462	$27,727	$23,874

GAAP net income	$24,216	$32,130	$55,275	$67,894
Valuation adjustment on acquired deferred revenue	738	1,865	1,687	13,297
Valuation adjustment on acquired deferred cost of services	-	(9)	(18)	(116)
Amortization of acquired intangible assets	16,925	18,647	71,947	77,298
Share-based compensation (1)	8,333	5,902	26,307	23,614
Re-organization expenses (2)	814	1,714	1,367	2,460
Acquisition related compensation expense (3)	-	120	17	487
Acquisition related expenses (4)	-	504	1,221	4,896
Restructuring expenses	316	-	527	1,884
Settlement and related expenses	497	-	497	267
Tax settlement and "trapped profits" release one time payment	-	-	19,189	-
Tax adjustments re non-GAAP adjustments	(5,661)	(17,723)	(18,511)	(37,868)
Non-GAAP net income	$46,178	$43,150	$159,505	$154,113

GAAP diluted earnings per share	$0.39	$0.52	$0.89	$1.09

Non-GAAP diluted earnings per share	$0.75	$0.70	$2.58	$2.48

Shares used in computing GAAP diluted earnings per share	61,757	61,483	61,830	62,261

Shares used in computing Non-GAAP diluted earnings per share	61,757	61,483	61,830	62,261

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		December 31,		December 31,
		2013	2012	2013	2012
	Cost of product revenue	$(176)	$(225)	$(573)	$(556)
	Cost of service revenue	(1,182)	(701)	(4,168)	(3,600)
	Research and development	(1,153)	(667)	(3,080)	(2,840)
	Sales and marketing	(3,283)	(2,469)	(10,037)	(7,981)
	General and administrative	(2,539)	(1,840)	(8,449)	(8,637)
		$(8,333)	$(5,902)	$(26,307)	$(23,614)

(2)	Re-organization expenses
		Quarter ended		Year to date
		December 31,		December 31,
		2013	2012	2013	2012
	Cost of product revenue	$-	$-	$(5)	$-
	Cost of service revenue	(118)	-	(241)	(52)
	Research and development	-	-	-	(177)
	Sales and marketing	(636)	(1,558)	(943)	(2,075)
	General and administrative	(60)	(156)	(178)	(156)
		$(814)	$(1,714)	$(1,367)	$(2,460)

(3)	Acquisition related compensation expense
		Quarter ended		Year to date
		December 31,		December 31,
		2013	2012	2013	2012
	Cost of service revenue	$-	$-	$-	$(22)
	Research and development	-	(101)	(13)	(403)
	Sales and marketing	-	(19)	(4)	(62)
		$-	$(120)	$(17)	$(487)

(4)	Acquisition related expenses
		Quarter ended		Year to date
		December 31,		December 31,
		2013	2012	2013	2012
	Cost of product revenue	$-	$-	$(4)	$(5)
	Cost of service revenue	-	(6)	-	(45)
	Research and development	-	(23)	(109)	(54)
	Sales and marketing	-	(52)	(105)	48
	General and administrative	-	(423)	(877)	(4,840)
	Other expense, net	-	-	(126)	-
		$-	$(504)	$(1,221)	$(4,896)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2013	2012
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$119,545	$98,596
Short-term investments	82,826	199,955
Trade receivables	189,323	155,426
Other receivables and prepaid expenses	39,849	37,626
Inventories	13,448	13,897
Deferred tax assets	15,625	15,564

Total current assets	460,616	521,064

LONG-TERM ASSETS:
Marketable securities	240,782	146,154
Other long-term assets	33,253	28,676
Property and equipment, net	44,343	41,278
Other intangible assets, net	170,125	228,746
Goodwill	707,939	695,027

Total long-term assets	1,196,442	1,139,881

TOTAL ASSETS	$1,657,058	$1,660,945

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$25,962	$20,553
Deferred revenues	144,536	150,424
Accrued expenses and other liabilities	213,693	212,452

Total current liabilities	384,191	383,429

LONG-TERM LIABILITIES:
Deferred tax liabilities	37,841	58,341
Other long-term liabilities	30,230	28,087

Total long-term liabilities	68,071	86,428

SHAREHOLDERS' EQUITY	1,204,796	1,191,088

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,657,058	$1,660,945

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	December 31,		December 31,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$24,216	$32,130	$55,275	$67,894
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation, amortization and other	22,182	23,641	91,489	95,859
Stock based compensation	8,334	5,901	26,307	23,612
Excess tax shortfall (benefit) from share-based payment arrangements	(809)	(164)	(1,172)	(104)
Net recognized losses (gains) on investments and derivatives	277	191	3,801	(558)
Gain on sale of intangible assets	-	(452)	-	(1,577)
Deferred taxes, net	(2,877)	(4,487)	(17,275)	(24,168)
Changes in operating assets and liabilities:
Trade Receivables	(30,900)	(14,316)	(34,569)	(11,863)
Other receivables and prepaid expenses	1,877	3,382	(2,084)	3,815
Inventories	1,851	(2,967)	472	500
Trade payables	1,540	(2,539)	5,057	295
Accrued expenses and other current liabilities*	23,818	12,205	1,782	9,160
Deferred revenue*	(2,788)	(9,960)	(4,551)	(27,100)
Other long-term liabilities	(170)	(490)	(257)	(126)

Net cash provided by operating activities	46,551	42,075	124,275	135,639

Investing Activities

Purchase of property and equipment	(4,930)	(8,226)	(20,289)	(28,690)
Proceeds from sale of property and equipment	40	(4)	63	1,006
Purchase of investments	(2,807)	(28,728)	(206,385)	(167,904)
Proceeds from investments	18,853	35,663	217,734	195,755
Capitalization of software development costs	(223)	31	(1,038)	(1,110)
Proceeds from sale of intangible assets, net	-	-	-	1,125
Payments for acquisitions (net of cash acquired) and other investments	(2,830)	(9,042)	(24,191)	(164,545)
Proceeds upon the realization of investment in an affiliate	95	-	683	-

Net cash provided by (used in) investing activities	8,198	(10,306)	(33,423)	(164,363)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	10,994	4,730	38,381	30,380
Purchase of treasury shares	(39,882)	(13,592)	(79,447)	(107,038)
Dividends paid	(9,661)	-	(29,010)	-
Excess tax benefit from share-based payment arrangements	809	164	1,172	104

Net cash used in financing activities	(37,740)	(8,698)	(68,904)	(76,554)

Effect of exchange rates on cash and cash equivalents	(414)	681	(999)	(563)

Net change in cash and cash equivalents	16,595	23,752	20,949	(105,841)
Cash and cash equivalents, beginning of period	102,950	74,844	98,596	204,437

Cash and cash equivalents, end of period	$119,545	$98,596	$119,545	$98,596

*Certain comparative figures have been reclassified to conform to the current year presentation.